UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

FERRO CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	001-00584	34-0217820
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6060 Parkland Boulevard, Suite 250 Mayfield Heights, Ohio	44124
(Address of principal executive offices)	(Zip Code)

Mark H. Duesenberg

216-875-5600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Ferro Corporation (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2014.

The description of our reasonable country of origin inquiry (“RCOI”) process, the results of our inquiry, and the determination we reached as a result of our RCOI process are included in our Conflict Minerals Report attached as an exhibit to this Form SD.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD, and is publicly available at http://www.ferro.com/ by clicking on the “Investor Information” tab. The content of any website referred to in this Form SD is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description of Exhibit

1.01	Conflict Minerals Report for the reporting period from January 1, 2014 to December 31, 2014 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Ferro Corporation
(Registrant)

May 19, 2015	By:	/s/ Jeffrey L. Rutherford
(Date)		Jeffrey L. Rutherford
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.01	Conflict Minerals Report for the reporting period from January 1, 2014 to December 31, 2014 as required by Items 1.01 and 1.02 of this Form SD.